File No. 70-10294
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-1/A
AMENDMENT NO. 4
TO THE
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Exelon Corporation (and the Subsidiaries listed on the Signature Page hereto) 10 South Dearborn Street 37th Floor Chicago, IL 60603	Public Service Enterprise Group Incorporated (on behalf of the Subsidiaries listed on the Signature Page hereto) 80 Park Plaza Newark, New Jersey 07102
(Name of companies filing this statement and address of principal executive office)
Exelon Corporation
(Name of top registered holding company)

Randall E. Mehrberg Executive Vice President and General Counsel Exelon Corporation 10 South Dearborn Street 37th Floor Chicago, IL 60603	R. Edwin Selover Senior Vice President and General Counsel Public Service Enterprise Group Incorporated 80 Park Plaza Newark, New Jersey 07102
(Name and address of agent for service)
The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Scott N. Peters Constance W. Reinhard Exelon Corporation 10 South Dearborn Street, 35th Floor Chicago, Illinois 60603 312-394-3604	Tamara L. Linde Jason A. Lewis PSEG Services Corporation 80 Park Plaza Newark, New Jersey 07101 973-430-8058

Joanne C. Rutkowski Baker Botts L.L.P. 1299 Pennsylvania Ave., NW Washington, DC 20004 202-639-7785	Timothy M. Toy Bracewell & Giuliani LLP 1177 Avenue of the Americas New York, NY 10036-2714 212-508-6118

William J. Harmon Jones Day 77 West Wacker, Suite 3500 Chicago, Illinois 60601 312-782-3939

     Applicants hereby provide the following supplemental information in File No. 70-10294:
     On January 23, 2006, the New Jersey Board of Public Utilities (“NJBPU”) filed a Motion to Intervene and Comments in File No. 70-10294 (the “Intervention”).
     The heart of the NJBPU’s concerns appears to be that this Commission should not act to approve the merger (the “Merger”) of Exelon Corporation (“Exelon”) and Public Service Enterprise Group Incorporated (“PSEG”) until the NJBPU has completed its review of the transaction. Applicants acknowledge this concern and hereby ask the Commission to limit its findings to those necessary for the approval of the Section 11(e) plan.
     Concerning the Section 11(e) plan, the NJBPU states:
In the event the Commission determines that it has authority to issue an Order in this matter in the absence of other approvals by state and federal agencies, the NJBPU urges that any such Order be limited and narrowly tailored to issuance of authorizations only to the extent necessary to preserve potential tax savings should the Transaction ultimately receive all requisite approvals. Furthermore, any such Order should make it clear that such Order is subject to receiving final NJBPU approval of the Transaction and that NJBPU’s statutory authority is in no way preempted by or otherwise intended to be adversely impacted by the Commission’s decision.
Intervention at 10-11. Applicants hereby accept the conditions articulated by the NJBPU in the above-quoted language, and reaffirm their request to have this Commission rule on the Section 11(e) plan only.
     As explained previously, prompt Commission action is necessary if Applicants are to be able to qualify for potential tax benefits in connection with a substantial divestiture of generation as a condition of the Merger. It is undisputed that a substantial divestiture is needed to address market power issues that would otherwise accompany the Merger. As the Intervention notes, “The uncontested facts demonstrate the need for substantial divestiture and mitigation of unequivocal market power in concentrated markets.” Intervention at 5. Applicants have proposed, and the Federal Energy Regulatory Commission has accepted, a plan that would result in an unprecedented divestiture by sale of generation. The net present value of the tax benefits associated with deferral of recognition of gain on this divestiture is estimated to exceed $100 million.
     It is important to understand that these benefits can be realized only upon the satisfaction of three conditions: (i) the timely issuance of an order by this Commission, approving the Section 11(e) plan (the “Section 11(e) Order”), (ii) the closing of the Merger following receipt by Applicants of all remaining regulatory approvals, and (iii) the sale by divestiture of the subject generating assets in accordance with the Section 11(e) order. The failure of any one of these conditions is fatal. Thus, if the Commission fails to approve the Section 11(e) plan prior to February 8, 2006, substantial tax benefits to investors and consumers will be forever lost.
     Even if this Commission acts, however, the Section 11(e) Order has no preemptive or preclusive effect on the NJBPU’s determination. If Applicants do not obtain the necessary regulatory approvals, including that of the NJBPU, then the Merger will not close and the Section 11(e) Order will have no effect. Finally, the tax benefits accrue only if the assets are actually sold (following receipt of the Section 11(e) Order and the closing of the Merger).
     Exelon and PSEG acknowledge the possibility that regulators may ultimately determine that additional or different divestiture is required. Nothing in the Section 11(e) Order will preclude such determination. Further, Exelon and PSEG recognize that the surviving company will not have a basis for tax relief under Section 1081 of the Internal Revenue Code of 1986, as amended, for generation that is not the subject of the Section 11(e) Order. None of these considerations, however, detract from the fundamental merits of the issue, as discussed in previous filings.
     Time is of the essence. These benefits will disappear on February 8, 2006 unless the Commission can act before that date to protect the public interest and the interest of investors and consumers by approving Applicants’ voluntary plan for divesture under Section 11(e) of the Public Utility Holding Company Act of 1935. The Applicants respectfully reiterate their request for prompt issuance of the Section 11(e) Order.
SIGNATURES
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amended Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.
Date: January 24, 2006

Public Service Enterprise Group Incorporated

Public Service Electric and Gas Company*
PSEG Power LLC*
PSEG Energy Holdings L.L.C.*
PSEG Service Corporation
 80 Park Plaza
 Newark, New Jersey 07102

 * Including one or more subsidiaries
Exelon Corporation

Exelon Energy Delivery Company, LLC*
Exelon Business Services Company*
Exelon Ventures, LLC*
      10 South Dearborn Street
      37 th Floor
      Chicago, Illinois 60603
PECO Energy Company*
      2301 Market Street
      Philadelphia, Pennsylvania 19101
Exelon Generation Company, LLC*
      300 Exelon Way
      Kennett Square, Pennsylvania 19348

* Including one or more subsidiaries

By Public Service Enterprise Group Incorporated		By Exelon Corporation

By:	/s/ R. Edwin Selover	By:	/s/ Elizabeth A. Moler

Name:	R. Edwin Selover	Name:	Elizabeth A. Moler
Title:	Senior Vice President and General Counsel Public Service Enterprise Group Incorporated 80 Park Plaza Newark, New Jersey 07102	Title:	Executive Vice President Government and Environmental Affairs and Public Policy Exelon Corporation 101 Constitution Avenue, NW Suite 400 East Washington, DC 20001

Commonwealth Edison Company*

10 South Dearborn Street 37th Floor Chicago, Illinois 60603 * Including one or more subsidiaries

By Commonwealth Edison Company

By:	/s/ J. Barry Mitchell

Name:	J. Barry Mitchell
Title:	President One Financial Place 440 South LaSalle Suite 3300 Chicago, Illinois 60605

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